Exhibit 99.3

QUEST RARE MINERALS LTD.

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

QUCQ 000001

SAM SAMPLE

123 SAMPLES STREET SAMPLETOWN SS X9X X9X CANADA

Security Class COMMON SHARES

Holder Account Number

C9999999999 IND

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Form of Proxy - Annual and Special Meeting to be held on April 18, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

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8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on April 16, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

Go to the following web site:

www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

QUCQ_PRX_137954/000001/000001/i

SAM SAMPLE

C9999999999

IND C01

Appointment of Proxyholder

I/We, being holder(s) of Quest Rare Minerals Ltd. hereby appoint: Peter J. Cashin, or failing him, Ronald Kay

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Quest Rare Minerals Ltd., to be held at the Le Centre Sheraton, Salon 7, 1201 René-Lévesque Blvd. West, Montreal, Québec, on April 18, 2012 at 10:00 a.m., and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	**Withhold**
1. Election of Directors Vote FOR or WITHHOLD for all nominees proposed for election as directors in the Management Proxy Circular.	☐	☐
	For	**Withhold**
2. Appointment of Auditors Vote FOR or WITHHOLD for the appointment of Ernst & Young LLP, Chartered Accountants, as auditors.	☐	☐
	For	**Against**
3. Resolution approving the 2012 Stock Option Plan of the Corporation Vote FOR or AGAINST the resolution approving the 2012 Stock Option Plan of the Corporation, as described in the Management Proxy Circular, which resolution is annexed as Schedule A to the Management Proxy Circular.	☐	☐
	For	**Against**
4. Resolution approving the Restricted Share Unit Plan of the Corporation Vote FOR or AGAINST the resolution approving the Restricted Share Unit Plan of the Corporation, as described in the Management Proxy Circular, which resolution is annexed as Schedule B to the Management Proxy Circular.	☐	☐
	For	**Against**
5. Resolution approving the Deferred Share Unit Plan of the Corporation Vote FOR or AGAINST the resolution approving the Deferred Share Unit Plan of the Corporation, as described in the Management Proxy Circular, which resolution is annexed as Schedule C to the Management Proxy Circular.	☐	☐
	For	**Against**
6. Resolution confirming amendments to By-Law No. 1 of the Corporation Vote FOR or AGAINST the resolution confirming amendments to By-Law No. 1 of the Corporation, as described in the Management Proxy Circular, which resolution is annexed as Schedule D to the Management Proxy Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

99999 137954 1PS AR2 QUCQ